UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A
                                (Amendment No. 4)

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                                     0-50742
--------------------------------------------------------------------------------
                            (Commission file number)

                            SIGN MEDIA SYSTEMS, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)


              Florida                                  020555904
--------------------------------------------------------------------------------
    (State or other jurisdiction of                 (IRS Employer
      incorporation organization)                 Identification No.)


    2100 19th Street, Sarasota, FL                      34234
--------------------------------------------------------------------------------
 (Address of principal executive offices)             (Zip Code)


Issuer's telephone number           (941) 330-0336
                           --------------------------


Securities to be registered under Section 12(b) of the Act:

         Title of Each Class                Name of each Exchange on which
         To be so Registered                Each class is to be Registered

               None                                     None

Securities to be Registered under Section 12(g) of the Act:

                               Common Stock, No Par Value
--------------------------------------------------------------------------------
                                    (Title of Class)


Documents Incorporated by reference: Exhibits 3.1, 3.2, 4.1, 14.1, and 21.1 from the Issuer's Form 10-SB filed as of May 4, 2004. Exhibits 10.1, 10.2, 10.3, and
10.4 from the Issuer's Form 10-SB/A Third Amendment filed as of February 9,
2005.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Our History.

We started business as E Signs Plus.com, LLC, a Florida limited liability company on June 20, 2000. We were engaged in the business of manufacturing and selling signage of all types. We were also in the business of selling advertising space on the sides of trucks. We would rent space on the sides of trucks and sell that space to other businesses that wished to advertise their products in that manner ("third party advertising"). We also printed the advertising materials ("graphics"). At that time we were purchasing truck side mounting systems from third parties to attached to the truck sides in which to insert the graphics.

It soon became apparent that the third party advertising business would not be profitable if we had to purchase mounting systems from third parties. In August of 2001, we began developing our own proprietary truck side mounting systems for the display of graphics on the sides of trucks. We also determined that there was another market for our mounting systems and graphics; businesses that wished to advertise their products on their own fleet of trucks. At that time we decided to limit our business to developing, manufacturing and marketing mobile billboard mounting systems which are primarily mounted on trucks, to printing the graphics that are inserted into the mounting systems and to third party advertising. On August 27, 2001, we changed E Signs Plus.com's name to GO! AGENCY, LLC.

On January 28, 2002, we incorporated Sign Media Systems, Inc. in the State of Florida. GO! AGENCY continued in the business of marketing its proprietary truck side mounting systems, the sale of third party advertising and the printing and sale of graphics. Sign Media Systems engaged the business of developing, manufacturing and marketing the mounting systems.


In December, 2002, we determined that it would be in our best interest to operate the truck side mounting system, third party advertising and graphics business through one entity rather than two entities. Therefore, effective January 1, 2003, GO! AGENCY contributed all of its assets to Sign Media Systems, in exchange for Sign Media Systems common stock and Sign Media Systems became a subsidiary of GO! AGENCY. GO! AGENCY owns 97% of our shares of common stock. At that time, GO! AGENCY ceased conducting the truck side mounting system, third party advertising and graphics business and all of those business activities are conducted through Sign Media Systems. Both GO! AGENCY and Sign Media Systems are "small business issuers" as that term is defined in Section 228.10 of Regulation S-B promulgated by the Securities and Exchange Commission. Please refer to Note 1 of the Consolidated Financial Statements contained in Part F/S hereof and to
Item 7, Certain Relationships and Related Transactions for more information concerning our relationship with GO! AGENCY.


Antonio F. Uccello, III, is the manager and the 51% owner, the control person and promoter of GO! Agency formerly known as E Signs Plus.com and, therefore, pursuant the terms of GO! Agency's Operating Agreement, has the sole power, subject to his fiduciary duties to the other GO! Agency members, to vote, or dispose of or direct the disposition of all the shares of Sign Media System's common stock beneficially owned by GO! Agency. Antonio F. Uccello, III, has absolute control of us by virtue of his voting control of 7,960,000 shares of our common stock.

On November 17, 2003, we entered into a merger agreement with American Powerhouse, Inc., a Delaware corporation and its wholly owned subsidiary, Sign Media Systems Acquisition Company, Inc., a Florida corporation. Pursuant to the merger agreement, we merged with Sign Media Systems Acquisition Company. The merger was completed on December 8, 2003 with the filing of Articles of Merger with the State of Florida at which time Sign Media Systems Acquisition ceased to exist and we became the surviving corporation. Some time prior to the merger, American Powerhouse had acquired certain technology for the manufacture of a water machine in the form of a water cooler that manufactures water from ambient air. American Powerhouse was not engaged in the business of manufacturing and distributing the water machine but was engaged in the licensing of that right to others. Prior to the merger, American Powerhouse granted a license to Sign Media Systems Acquisition to use that technology and to manufacture and sell the water machines. The acquisition of this license was the business purpose of the merger. As consideration for the merger, we issued 300,000 shares of our common stock to American Powerhouse. The 300,000 shares of stock were valued at $1.50 per share based on recent private sales of our stock. There were no other material costs of the merger. Please refer to Note 1 of the Notes to Consolidated Financial Statements for December 31, 2003 and 2002 contained elsewhere herein for more information on the merger. Due to problems with our plans for marketing and distribution of the water machine subsequent to the merger, the license has no carrying or book value for the year ended December 31, 2003 in our Consolidated Financial Statements for December 31, 2003 and 2002. There was and is no relationship between American Powerhouse and either Sign Media Systems or GO! AGENCY. To the best of our knowledge, the only control person of American Powerhouse is Denis C. Tseklenis.


Our Business.

We are in the business of developing, manufacturing and marketing mobile billboard mounting systems which are mounted primarily on truck sides, rear panels and breaking panel roll up doors. We also produce digitally created outdoor, full color vinyl images ("graphics") which are inserted into the mounting systems and displayed primarily on trucks. We have developed mounting systems which allow graphics to easily slide into an aluminum alloy extrusion with a cam-lever that snaps closed stretching the image tight as a drum, and that also easily opens to free the image for fast removals and change outs without damaging the truck body or the graphics. We are also in the business of selling third party advertising on truck sides utilizing our mounting systems.

Our Products and Services.

We currently have five mounting systems; two for the sides of truck bodies and trailers of all sizes, one for the rear of side roll up beverage body trailers, one for the rear garage style roll up doors of trailers and one for the sides of commercial cargo vans. Our "Profile I" mounting system utilizes our proprietary Cam Lever technology to evenly tension images across wide surface areas and allows graphics to be inserted on both sides of truck bodies and trailers of all sizes. Our "Profile II" mounting system utilizes our proprietary Omega Lock and Insert technology combined with our grommeted floating rail/zip tie technology to evenly tension images across wide surface areas and allows graphics to be inserted on both sides of truck bodies and trailers of all sizes. Our Hotswap Lite mounting system evenly tensions images across small surface areas and allows graphics to be inserted on the rear panels of side roll up beverage trucks and trailers. Our Hotswap Stretch mounting system utilizes our proprietary stretch technology to evenly tension images across breaking panel garage type roll up doors, seamlessly allowing images to roll up with those doors and allows graphics to be changed and reused. Our VanGo mounting system utilizes our proprietary cap and insert technology to evenly tension images on curved surfaces such as the sides of commercial cargo van bodies.

With five products to cover key visible surface areas of trucks and trailers, we offer economical and easy image change-outs for semi and beverage trailers, urban box trucks, and cargo vans.

We are also in the digital printing and graphic design business, which allows us not only to market our mounting systems, but also to design and produce the graphics which are inserted in mounting systems.

Graphics are high-resolution full digital color prints, produced in heavy weight outdoor vinyl. They are mounted on truck sides, rear panels and roll-up doors utilizing our mounting systems. Whether a customer's advertising campaign reaches from coast to coast, or changes seasonally, our mounting systems will allow the customer to exchange and reuse images over and over again. Images can be "swapped" for a fraction of what it costs to remove, paint, and apply pressure sensitive adhesive vinyl to truck sides, with downtime measured in minutes, rather than days. Downtime for trucks is an extremely important consideration as the trucks generate no revenue and provide no services when not on the road.

We are also in the business of selling third party advertising on truck sides utilizing our mounting systems and graphics.

Our Target Markets and Marketing Strategy.

Currently, we have three primary sources of revenue: (i) the sale and installation of our mounting systems, (ii) third party advertising; and (iii) the printing of graphics to be inserted on trucks utilizing our mounting systems

         Our Mounting Systems.

According to Fleet Owner magazine, the commercial trucking market consists of more than 10 million vehicles - trucks, tractors, and trailers - of all types and sizes, from light to heavy duty, serving all segments of the nation's economy. Commercial trucking fleets in the U.S. operate more than 7 million trucks and 3.4 million trailers. Trucking is a large and diverse business. It hauls roughly 80% of America's freight and serves virtually every sector of the nation's economy. Truckers fall into two basic categories: for-hire carriers and private fleets. For-hire truckers haul freight and provide transportation services for others. Trucking is their primary business. Private fleets, on the other hand, are the proprietary transport, distribution, or service arms of companies that are not in the trucking business. A private fleet's primary function is to haul its own company's goods or perform a service in support of its company's main business. Private fleets make up over two-thirds of the trucking market. In the trucking industry, fleets are defined as trucking operations of five or more vehicles. The "5+" truck-fleet segment is the heart of the trucking market, accounting for close to 80% of the total commercial vehicle population. The private fleet one the market where we are initially focused.

We are focusing on three primary channels for distribution of our mounting systems to the private fleet market: (i) developing a nation wide dealer base;
(ii) strategic alliances with reselling partners, including truck body and trailer manufacturers, truck dealers and the traditional retail sign industry; and (iii) direct sales to existing fleets. We believe these three channels of distribution offer the opportunity for future growth and expansion.

         Third Party Advertising.

Private fleets also offer a third source of revenue; third party advertising. We identify fleet owners who are willing to lease space on their trucks for advertising from third parties. We enter into a lease agreement with a fleet owner for truck side space that provides that so long as there is third party advertising on that space, we will pay the fleet owner a monthly lease fee. We identify third parties who wish to advertise their good or services in the area in which the fleet owners utilize their fleets and sell the third party advertiser space on the truck sides. We obtain revenue from the graphics we produce for the advertising and from the advertising fee. In this segment of our business, we do not sell the mounting systems and therefore derive no revenue from a sale of the mounting systems.

We are focusing on three primary channels for third party advertising: (i) developing a nation wide dealer base; (ii) alliances with advertising agencies; and (iii) direct sales to third parties seeking advertising space using our sales and marketing staff.

         Graphics.

We believe that sales of graphics will be made in conjunction with sales of our mounting systems and sales of third party advertising.

Competition.

Our market for our products is based on the cost-effective use and re-use of graphics in conjunction with our mounting systems without damaging either the graphics or the truck sides to reach large and diverse adult audiences.

The truck side advertising business is fragmented into two segments; pressure sensitive applied vinyl and mounting systems that allow graphics to be attached to the sides of trucks.

Our primary competition is pressure sensitive applied vinyl ("PSAV"). PSAV is vinyl that adheres directly to the truck side. The initial cost of our mounting systems with graphics is about the same as applying PSAV to truck sides. However, removal of PSAV is extremely labor and time intensive and destroys the Fleet Graphic. The benefit of the our mounting systems is that the Fleet Graphic can be "swapped" for a fraction of what it costs to remove and re-apply PSAV, with downtime for the truck measured in minutes, rather than days. Our mounting systems also allow the Fleet Graphic to be reused at a later date.

The major manufacturers and marketers of PSAV are 3M Company and Avery Dennison Corporation. 3M and Avery Dennison are multi-billion dollar companies with established and successful sales and marketing organizations. Nevertheless, we believe that the advantages of our mounting systems will allow us to effectively compete in this industry.

There are other companies that design and manufacture some type of mounting system for attaching graphics to vehicles. None of these competitors has a system that is substantially similar to our mounting systems and we believe that the functionality and cost-effectiveness of our mounting systems make them competitive in the market. However, some of our potential competitors may have larger advertising and marketing budgets than we do and may be better able to establish a market presence.

Dependence on Major Customers

A material part of our business is currently dependent upon one key customer, Applied Advertising Network, LLC of Lake Mary, Florida. During the year ended December 31, 2003, our sales to this customer were approximately $624,874 or 80.7% of all sales. We continue to rely on this customer for the majority of our sales. However, we are moving forward to expand our dealer base so that we will no longer depend on this one key customer. There can be no guarantee that we will be able to diversify our distribution base. Applied Advertising Network, LLC is not a related party. In 2003, we entered into a Distribution Agreement with Applied Advertising. That agreement provides:

    o The term of the agreement is one year and can be renewed by the mutual agreement of the parties. The agreement was renewed in 2004 and does not expire until December 2005.

    o The agreement grants Applied Advertising the territory of the United States of America and Central America which means that it can sell our products in those areas.

    o The agreement allows Applied Advertising to appoint one or more dealers in its territory but only with our consent.

    o The agreement obligates Applied Advertising to use its best efforts to actively promote, market and sell our products in its territory.

    o The agreement obligates Applied Advertising to maintain the formal name of our products, with their appropriate trademark, service mark, logo, or trade name designations, in all advertising and other printed materials relating to our products.

    o The agreement allows Applied Advertising to purchase our products at specified prices but also allows us to change the pricing in out sole discretion upon fifteen days written notice. We considering our pricing arrangement with Applied Advertising and all of our other customers to be a trade secret.

A copy of the Distributor Agreement with Applied Advertising is attached hereto as an exhibit.

For the period January 28, 2002 (inception) through December 31, 2002, we derived $143,775 or 78% or our revenue from GO! AGENCY, LLC, a related party. We no longer rely on GO! AGENCY for any of our revenue.

Sources and Availability of Raw Materials.

Raw material for the manufacture of the mounting systems consists primarily of extruded aluminum and fasteners which are readily available throughout the county. Raw material for the manufacture of the graphics consists primarily of vinyl billboard banner material which is readily available through the county.

Intellectual Property and Patents.

Our success may depend in large part upon our ability to preserve our trade secrets, obtain and maintain patent protection for our technologies, products and processes, and operate without infringing the proprietary rights of other parties. However, we may rely on certain proprietary technologies, trade secrets, and know-how that are not patentable. Although we do take action to protect our trade secrets and our proprietary information, in part, by the use of confidentiality and non-compete agreements with our employees, consultants and dealers, we cannot guaranty that:

    o       these agreements will not be breached;
    o       we would have adequate remedies for any breach; or
    o our proprietary trade secrets and know-how will not otherwise become known or be independently developed or discovered by competitors.

On January 15, 2002, we filed a United States patent application for our mounting systems and we therefore own a pending United States patent application that contains claims covering our mobile sign mounting systems. The patent application is being prosecuted by the intellectual property law firm of Fish & Richardson, PC of New York City. The patent application includes claims covering certain cam lever technology which we developed and believe is unique in the truck side framing industry. We believe that the patent application claims which are on file are sufficiently broad to cover not only our specific system, but also similar systems; and that, if granted, will be infringed by systems that employ the fundamentals of our system. However, at this time our patent attorneys cannot advise as to the likelihood of obtaining allowance of the claims on file or other claims sufficiently broad to provide a competitive advantage.

We cannot guaranty that our actions will be sufficient to prevent imitation or duplication of either our products and services by others or prevent others from claiming violations of their trade secrets and proprietary rights.

On December 16, 2002, we filed a United States application for a trademark for the words "HOTSWAPROFILE" which we use to describe our mounting system for trucks of all sizes. We are advised that the final review prior to publication was completed on July 20, 2004 and that the application will be published for opposition. We do no as yet know the date of publication. There can be no guarantee that there will not be public opposition to the issuance of the trademark or that the trademark will ever be approved.

We intend to file in the near future a United States application for a trademark for the words "HOTSWAP GRAPHICS."

Research and Development Activities.

In the year ended December 31, 2003, we did not incur research and development costs. In the period January 28, 2002 (inception) through December 31, 2002, we did not incur research and development costs.

Employees.

As of the date of this Third Amended From 10-SB, we have eight full time employees and no part time employees for a total of eight employees.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

Our Business

A description of our business is set forth above in Item One, Description of Business.

Management Discussion Snapshot.

The following table sets forth certain of our summary selected operating and financial data. The following table should be read in conjunction with all other financial information and analysis presented herein including the Audited Financial Statements for the Year Ended December 31, 2003 and period January 28, 2002 (inception) through December 31, 2002.

      Summary Selected Statements of Profits and Losses and Financial Data

                                              RESTATED          RESTATED
                                           --------------   -----------------

                                                             January 28, 2002
                                                               (INCEPTION)
                                                                 THROUGH
                                                  2003      DECEMBER 31, 2002(1)
                                               (Audited)        (Audited)
                                           --------------   -----------------


Revenue                                      $  774,349           $  184,831
Cost of Goods Sold                           $  138,623           $  106,943
                                           --------------   -----------------
Gross Profit                                 $  635,726           $   77,888
Operating Expenses                           $  739,998           $  201,237
                                           --------------   ------------------
Net Loss Before Other (Expense)              $ (104,272)          $ (123,439)
Other (Expense) Organizational Expense       $ (450,000)                   -
                                           --------------   ------------------
Net Loss                                     $ (554,272)          $ (123,439)
Net Loss Per Common Share                    $    (0.07)          $ (123.144)
Weighted Average Shares Outstanding           8,031,000                1,000
Assets                                       $  815,555           $   14,698
Liabilities                                  $1,017,127           $  133,137
Stockholders' Deficit                        $ (201,572)          $ (118,439)
                                           ==============   ==================

(1)The Company was incorporated and began operations on January 28, 2002.

Results of Operations.

         Revenue and Expenses.

For the year ended December 31, 2003, we had revenue of $774,349, a net loss of $(104,272) before an organizational expense of $(450,000), a net loss of $(554,272) and a net loss per common share of $(0.07) based upon a weighted average of 8,031,000 common shares outstanding. Our revenue is generated from three sources; the sale of our mobile billboard mounting systems, the printing of digital graphics, and truck side advertising. During the year ended December 31, 2003, we generated $696,914 or 90% of our revenue from the sale of our mobile billboard mounting systems, $77,435 or 10% of our revenue from the printing of digital graphics and nothing from truck side advertising. During the year ended December 31, 2003, we incurred an organizational expense of $(450,000). This organizational expense is attributable solely to our merger with Sign Media Systems Acquisition Company, Inc. then a wholly owned subsidiary of American Powerhouse, Inc., a Delaware corporation. In connection with the merger, we issued 300,000 shares of our common stock to American Powerhouse, Inc. These shares are valued at $450,000 or $1.50 per share based on recent sales of our common stock.

During the year ended December 31, 2003, a material part of our business was dependent upon one key customer, Applied Advertising Network, LLC of Lake Mary, Florida. During the year ended December 31, 2003, our sales to this customer were approximately $624,874 or 80.7% of all sales. We continue to rely on this customer for the majority of our sales. However, we are moving forward to expand our dealer base so that we will no longer depend on this one key customer. There can be no guarantee that we will be able to diversify our distribution base.

For the period January 29, 2002 (inception) through December 31, 2002, we had revenue of $184,831, a net loss of $(123,439) and a net loss per common share of $(123.44) based upon a weighted average of 1,000 common shares outstanding. During this period, we generated $41,086 or 22% or our revenue from the sale of our mobile billboard mounting systems, $98,775 or 53% of our revenue from the printing of digital graphics and $45,000 or 24% of our revenue from truck side advertising.

For the period January 28, 2002 (inception) through December 31, 2002, we derived $143,775 or 78% or our revenue from GO! AGENCY, LLC, a related party. We no longer rely on GO! AGENCY for any of our revenue.

Our revenue in the year ended December 31, 2003 was $774,349 compared to revenue in the preceding period January 28, 2002 (Inception) to December 31, 2002 of $184,831. This is an increase of $589,518 from period to period. This increase in revenue is attributable to the acquisition of one key customer, Applied Advertising Network, LLC of Lake Mary, Florida. In the year ended December 31, 2003, Applied Adverting Network became our first dealer and placed an order for mobile billboard mounting systems in the amount of $624,874 which was 80.7% of all of our sales for that period. Applied Advertising Network is not a related party.


In the year ended December 31, 2003, our cost of goods sold was $201,850 which is 26% of revenue. During the period January 28, 2002 (inception) to December 31, 2002, our cost of goods sold was $138,443 which is 75% of revenue. The percentage decrease in cost of goods sold from period to period is attributable to several factors. In 2002, as a promotion, we produced products for the State of Florida.(1) Because we viewed this sale as promotional in nature and hoped to produce more products for the State of Florida, the cost of goods sold was disproportionately high compared to revenue. Cost of goods sold for this single sale was approximately $90,000, revenue was $115,000 and cost of goods sold was therefore 78% of revenue. Also, certain costs were included in cost of goods sold in the period January 28, 2002 to December 31, 2002 (Inception) for which revenue was not recognized until the year ended December 31, 2003. Additionally, in the period January 28, 2002 to December 31, 2002 (Inception) certain of the costs for the framing systems were higher due to initial start up of the Company. Finally, beginning in the year ended December 31, 2003, our cost of manufacturing our then existing mounting system was reduced as a result of re-engineering and we developed additional less expensive mounting systems.

(1) The contract with the State of Florida was with GO! Agency, LLC, a related party and GO! Agency subcontracted the work to us.

Increases in advertising expense, automobile expense bank charges, business travel, commissions and marketing and promotion in the year ended December 31, 2003 from the preceding period are the result of an increased emphasis on sales and marketing and the expansion of the sales and marketing department. We expect all of these expenses to continue to increase for the foreseeable future as we continue to grow.

The decrease in computer expense for the year ended December 31, 2003 from the previous period is attributable the fact that our computer system was upgraded and reorganized in the prior period resulting the need for less day to day maintenance.

The increase in depreciation expense for the year ended December 31, 2003 from the previous period is attributable to the acquisition of all of the physical assets of GO! AGENCY, LLC, a related party, in January of 2003.

The decrease in equipment rental expense for the year ended December 31, 2003 from the previous period in attributable to the acquisition of all of the physical assets of GO! AGENCY, LLC, a related party, in January of 2003. Because we acquired these assets, we were not required to rent or lease comparable assets.

The increase in employee expense for the year ended December 31, 2003 from the previous period is attributable to the fact that in 2003 we began providing health insurance benefits for our employees.

The increase in interest expense for the year ended December 31, 2003 from the previous period is attributable to substantial loans to us in 2002 and 2003 from related parties. These loans were necessary for working capital. See Item 7 below, Certain Relationships and Related Transactions.

The increase in payroll and payroll taxes for the year ended December 31, 2003 from the previous period is attributable to increases in employees due to increased sales and marketing activities. We expect the number of employees to continue to increase as we continue to expand sales and marketing.

The increase in professional fees for the year ended December 31, 2003 from the previous period is attributable to legal and accounting fees associated with the transfer of all of the assets of GO! AGENCY, LLC to us, legal and accounting fees attributable to our merger with Sign Media Systems Acquisition Company, Inc., public auditing fees associated with our registration under the Securities Exchange Act of 1934, and legal fees associated with our registration and compliance under the Securities Exchange Act of 1934.

The increase in rent and utilities for the year ended December 31, 2003 from the previous period is attributable to our moving our operations to larger facilities which we now occupy.

The increase in organizational expense for the year ended December 31, 2003 from the previous period is attributable solely to our merger with Sign Media Systems Acquisition Company, Inc. then a wholly owned subsidiary of American Powerhouse, Inc., a Delaware corporation. In connection with the merger, we issued 300,000 shares of our common stock to American Powerhouse, Inc. These shares are valued at $450,000 or $1.50 per share based on recent sales of our common stock. The purpose of the merger was to acquire certain proprietary technology.

         Working Capital.

The following table sets forth a summary of our working capital.

AT DECEMBER 31:                                      2003            2002
----------------------------------------------- --------------  --------------

Current assets                                 $     712,501   $      14,698
Current liabilities                                  500,119          73,454

                                                -------------  --------------
Working capital                                $     212,382   $    (58,756)
                                                =============  ==============
Current ratio                                           1.42            .20

Our current assets for the year ended December 31, 2003 increased $697,803 from the previous period primarily due to increases accounts receivable due to increased sales. See cash flow analysis below.

Our current liabilities for the year ended December 31, 2003 increased $426,665 from the previous period primarily due to increases in long term debt, accounts payable and a liability for stock to be issued. The increase in long term debt for the year ended December 31, 2003 from the previous period was the result of the purchase of equipment. The increase in accounts payable for the year ended December 31, 2003 from the previous period was driven primarily by sales and marketing expenses. Liability for stock to be issued reflects stock that was not issued by year end but which had been paid for prior to year end.

         Cash Flow.

Our cash flow from operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows are summarized in the table below.

FOR THE YEAR ENDED DECEMBER 31, 2003, AND
THE PERIOD JANUARY 28, 2002 (INCEPTION) TO
DECEMBER 31, 2002:                                    2003            2002
------------------------------------------------ --------------  --------------
Net cash provided by/(used in):
Operating activities                             $    (474,896)  $     (92,817)
Investing activities                                   (90,886)              -
Financing activities                                   607,712          97,955
                                                 -------------   -------------
Net change in cash and cash equivalents          $      41,930   $       5,138
                                                 =============   =============

Net cash used in operating activities for the year ended December 31, 2003 increased compared to the preceding period. This increase was driven primarily by increased sales which resulted in increased accounts receivable and increased purchases of inventory.

Net cash used in investing activities for the year ended December 31, 2003 increased compared to the preceding period. This increase was the result of the acquisition of equipment necessary for the manufacture and sale of our truck side mobile billboard mounting system.

Net cash provided by financing activities for the year ended December 31, 2003 increased compared to the preceding period. This increase was the result of long-term debt utilized to purchase equipment, loans from related parties and the issuance of common stock. The loans from related parties and the issuance of common stock was primarily to provide working capital until such time as accounts receivable are collected. Total cash provided by financing activities for the year ended December 31, 2003 was $636,245 which consisted of $88,024 of long term debt from unrelated parties utilized to purchase equipment and $387,712 of long term loans from related parties. During the year ended December 31, 2003, we paid down debt to a related party in the amount of $28,533 resulting in $607,712 of net cash provided by financing activities.

         Assets and Debt.

Our current assets are summarized in the table below.

AT DECEMBER 31:                                      2003            2002
----------------------------------------------  -------------- ---------------

Current assets                                  $     712,501  $       14,698


Current assets for the year ended December 31, 2003 increased compared to the preceding period. Current assets for the year ended December 31, 2003 consists of $47,068 of cash and cash equivalents, $571,898 of accounts receivable, $38,391 of inventory, and $55,144 of prepaid expenses and other assets. The increase in current assets was due primarily to increased sales which resulted in increased cash, increased accounts receivable and the need to increase inventory.

Accounts receivable aging for the year ended December 31, 2003 are summarized in the table below.

AT DECEMBER 31, 2003:
                1-30          31-60           61-90        > 90          TOTAL
            ----------    ------------    ---------    ----------    -----------
TOTALS        $7,727        $561,874              -      $2,297        $571,898
            ==========    ============    =========    ==========    ===========

All accounts receivable are delinquent after 30 days. Out of the total accounts receivable, $561,874 are attributable to one obligor and all of that amount was delinquent at December 31, 2003. During the year ended December 31, 2004, the full amount of the $561,874 delinquency was satisfied. During the year ended December 31, 2004, the full amount of the $2,297 delinquency was satisfied. None of the accounts receivable are from a related party.

Accounts receivable aging for the year ended December 31, 2002 are summarized in the table below.


AT DECEMBER 31, 2002:
               1-30          31-60           61-90          > 90         TOTAL
            ----------    ------------    -----------    ---------    ---------
TOTALS               -           -           $1,295             -        $1,295
            ==========    ============    ===========    =========    ==========

All accounts receivable are delinquent after 30 days. All of the accounts receivable at December 31, 2002 are attributable to one obligor and all of that amount was delinquent at December 31, 2002. During the year ended December 31, 2003, the full amount of the accounts receivable was satisfied. None of the accounts receivable are fro a related party.

Our non-current assets and long-term debt are summarized in the table below.


AT DECEMBER 31:                                          2003            2002
Non-current assets                               $     103,054  $            -
Long-term debt                                   $      69,604  $            -


Non-current assets and long term debt for the year ended December 31, 2003 increased compared to the preceding period. The increase in non-current assets was due to two factors: (1) the transfer by GO! AGENCY, LLC of all of its assets having an agreed net value of $55,702 to us and (2) our acquisition of new equipment. Long term debt increased due to the acquisition of new equipment.


Our debt, including the current portion of long term debt, owed to related parties is summarized in the table below.

AT DECEMBER 31:                                        2003            2002
------------------------------------- ---------  -------------- ---------------

Current debt due to related parties              $      $4,739  $       33,272
Long-term debt due to related parties                  447,404          59,683
                                                 -------------   -------------

Total debt due to related parties                $     452,143  $       92,955
                                                 =============   =============

Current debt due to related parties for the year ended December 31, 2003 decreased due to partial repayment to a related party. Long-term debt due to related parties for the year ended December 31, 2003 increased compared to the preceding period. The primary reason for the increase in debt due to related parties was to provide working capital. See Item 7, Certain Relationships and Related Transactions.

Our total debt is summarized in the table below.

AT DECEMBER 31:                                        2003            2002
------------------------------------------------ -------------- ---------------


Long-term debt due to related parties           $     447,404  $       59,683
Long-term debt                                         69,604               -
                                                -------------   -------------

Total Debt                                      $     517,008  $       59,683
                                                =============   =============

Our stockholders' deficit is summarized in the table below.

AT DECEMBER 31:                                       2003            2002
--------------------------------- -------------  -------------- ---------------
Stockholders' deficit:
Total                                            $   (201,572)  $    (118,439)
                                                 ============== ===============

Our stockholders' deficit for the year ended December 31, 2003 would have been $(617,009) without $415,437 of additional paid in capital during 2003.

Off Balance Sheet Arrangements.

We have not entered into any off-balance sheet arrangements as defined by SEC Final Rule 67 (FR-67) "Disclosure in Management's Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations,"

Liquidity and Capital Resources.

For the two reported periods, cash flow from operating activities has not been sufficient to cover our working capital requirements or to finance expansion of our sales and marketing activities. We have utilized cash flows from financing activities to provide working capital and to expand sales and marketing activities. Financing has been provided primarily by loans from related parties and from the issuance of common stock. We do not have any institutional financing in place and do not anticipate being able to arrange any institutional financing for the foreseeable future.

The following table summarizes our cash flow provided by or used in operating activities, investing activities and financing activities.

FOR THE YEAR ENDED DECEMBER 31, 2003, AND
THE PERIOD JANUARY 28, 2002 (INCEPTION)
TO DECEMBER 31, 2002:                                 2003            2002
------------------------------------------------ --------------  --------------
Net cash provided by (used in):
Operating activities                           $      (474,896)  $     (92,817)
Investing activities                                   (90,886               -
Financing activities                                  $607,712          97,955
                                               ---------------   -------------
Net change in cash and cash equivalents        $        41,930   $       5,138
                                               ===============   =============

The following table depicts our known contractual obligations for the periods reflected. These obligations may vary from period to period and provide a view as to certain unavoidable cash outflows. The term "known contractual obligations" has the same meaning as is contemplated by its use in Item 303(a)(5) of Regulation S-K. The term "total contractual payment stream" means the total of all payments due in the periods reflected in the table.


                                 TOTAL
                                 CONTRACTUAL
                                 PAYMENT     PAYMENTS DUE IN:
CONTRACTUAL OBLIGATIONS          STREAM        2004      2005    2006    2007
                                 ----------- -------  ------- --------  -------


Long-term debt obligations       $   73,680 $ 18,420 $ 18,420 $ 18,420 $ 18,420
Long-term debt due to related
parties                             603,735   80,533  172,330  350,872       -
Operating lease obligations         117,500   30,000   30,000   30,000   27,500
                                  ---------  -------  -------  ------- --------
Total                            $  794,915 $128,953 $220,750 $399,292 $ 45,920
                                  ========= ======== ======== ======== ========

Long-term debt consists of two installment notes with GMAC Finance for the purchase of two trucks one in the original amount of $45,761 and the other in the original amount of $46,860. Both notes are at zero percent interest. The installment payments continue at the same amounts until the notes are satisfied in full in 2009. The total of the installment payments for both notes will be $92,621.

Long-term debt due related parties consists of two loans from related parties consisting of two promissory notes due to related parties payable interest only, with one note being due and payable in full in December of 2005 and one note being due and payable in full in January 2006. See Item 7, Certain Relationships and Related Transactions contained elsewhere herein.


Operating lease obligations consists of one lease for our corporate offices. The lease terminates September 30, 2007. See Item 7, Certain Relationships and Related Transactions contained elsewhere herein.

The following table depicts certain budgeted expenses for the periods reflected that, in addition to the firm contractual commitments set forth in the table immediately above, we feel must be expended to insure our viability.

                       TOTAL
                       BUDGETED     BUDGETED EXPENSES:
                       EXPENSES       2004      2005       2006         2007
                       ------------ --------- --------- ----------- -----------

Sales and Marketing  $ 10,393,873 $ 121,427 $   777,679 $ 3,225,540 $ 6,269,227
Engineering and
   Production           1,773,664   119,889     199,636     519,383     934,756
Executive                 678,517   156,450     165,236     174,022     182,809
Administrative          1,146,962   216,239     248,573     329,908     352,242
                      ----------- ---------  ----------   ---------  ----------
Total                $ 13,993,016 $ 614,005 $ 1,391,124 $ 4,248,853 $ 7,739,034
                     ============ ========= ===== ===== =========== ===========

We believe, but cannot guarantee that sales of our products will generate sufficient cash flow to meet our firm contractual commitments and our budgeted expenses. If cash flow from sales is insufficient, we will be required to raise money through financing activities including loans from related parties and sales of common stock. We cannot guarantee that we will be able to obtain loans or sell stock in sufficient amounts to meet our firm contractual commitments and our budgeted expenses.

Looking Forward.

Our emphasis in the coming months is to increase our dealer network. We are actively pursuing the securing more qualified dealers. We believe that securing a larger dealer base will result in additional sales. There can be no guarantee that we will be successfully in securing additional dealers and if we do secure additional dealers that they will increase sales.

In addition to securing additional dealers, we are working to improve our truck side mounting systems to reduce their cost and improve their quality. We have an in-house engineer working on this project.

There can be no guarantee that we will continue to be profitable or that our revenue or net income will increase sufficiently to support expansion. Unless and until our marketing activities succeed and we sell our products on a wide-scale commercial basis, we may not have enough revenue to cover our operating expenses and may incur losses. We do not expect to generate significant revenue until such time, if ever, that sales increase substantially from their present levels. Accordingly, we cannot assure anyone that we will generate sufficient revenue to profitably operate in the future.

Our operations have consumed and will continue to consume substantial amounts of capital, which, up until now, have been largely financed from loans from related parties and sales of stock to private investors. We expect capital and operating expenditures to increase. Although we believe that we will be able to attract additional capital through private investors and as a result thereof our cash reserves and cash flows from operations will be adequate to fund our operations through the end of calendar year 2005, there can be no assurance that such sources will, in fact, be adequate or that additional funds will not be required either during or after such period. No assurance can be given that any additional financing will be available or that, if available, it will be available on terms favorable to us. If adequate funds are not available to satisfy either short or long-term capital requirements, we may be required to limit our operations significantly or discontinue our operations. Our capital requirements are dependent upon many factors including, but not limited to, the rate at which we develop and introduce our products and services, the market acceptance and competitive position of such products and services, the level of promotion and advertising required to market such products and services and attain a competitive position in the marketplace, and the response of competitors to our products and services.

We believe that we have assembled an experienced team of senior management. We believe that it is an essential part of our strategy to continue to aggressively strengthen the breadth, depth and industry expertise of our executive team. Our growth depends to a substantial degree on Antonio F. Uccello, III, the Chairman, President, Chief Executive Officer and Chief Financial Officer as well as other executive officers and key management personnel. Our loss of the services of any of these key personnel could have a material adverse effect on our business. There is currently no "key person" life insurance on the life of any of our executive officers, and no plans are underway to secure adequate key man coverage. Our continued growth will also be dependent upon our ability to attract and retain additional skilled management and sales personnel. We may not be successful, which could adversely affect our business. Our inability to retain key personnel or attract new high quality senior management could materially adversely affect our results of operations.

Our business may be dependent on obtaining patent protection for our mobile sign mounting systems and on the continued validity of a patent, if obtained. We have a patent pending on this proprietary technology. However, a patent may never be issued. There can be no assurance that any steps taken by us to protect its proprietary technology will be adequate to prevent misappropriation, that any patent issued to us will not be invalidated, circumvented or challenged, or that any patent we may obtain will provide a competitive advantage. There can be no assurance that others will not independently develop a technology superior to our technology and obtain patents thereon. In such event, we may not be able to license such technology on reasonable terms, or at all. Although we believe that our mobile sign mounting system does not infringe upon proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future. Moreover, litigation might be necessary in the future to enforce our patent (if obtained), or to defend against claims of infringement or invalidity. Such litigations, regardless of outcome, could result in substantial cost and diversion of resources, and could have a material adverse effect on our business, financial condition and results of operations. We have not received any notifications from either the United States Patent and Trademark Office or any third party making any such claims, nor do we have knowledge of any technology that is substantially similar to its technology that could lead to such a claim.

Because our technology is attached to vehicles that travel throughout populated areas, it is possible that faults in the mounting system or in the installation thereof could cause accidents or injuries to others or their property. If this were to occur, we could be held liable for damages, including punitive damages that could materially adversely affect our business. We carry products liability insurance in the amount of $2,000,000 per incident in order to protect against such occurrences. In addition, where we have certified installers of our products, such installers will have entered into contracts with us to indemnify us for the installers' faulty installations. However, there can be no guarantee that either the insurance or indemnification would be sufficient to shield us from large damage claims that could adversely affect our business.

Federal regulations exist that govern outdoor billboard advertising along the nation's roadways affecting the size, placement and other aspects of such advertising. Currently, however, regulations have not specifically targeted mobile vehicle advertising. There can be no guarantee that new regulations will not be promulgated that affect our business. In addition, certain current regulations restrict the advertising of alcohol and tobacco products. We do not anticipate that these regulations will affect our business, as we do not focus on these types of advertisers, nor do we currently intend to do so in the future.

We offer several warranties on our products, for five years, covering the functionality of the mounting systems and the ultraviolet protection of the graphics where we do the printing of the graphics. There can be no guarantee that we will be able to afford to process all of the warranted maintenance if more legitimate repairs are requested than we have forecasted.

We have begun training outside parties to become certified installers of our products. We anticipate that having more installers will make repairs and change-outs of graphics convenient and cost effective for our customers. However, we may not be able to train enough installers to handle the potential demand for our products. This would result in delays in service, which could affect customer satisfaction and adversely affect our business. Currently, we believe that we have sufficient numbers of trained installers to handle the potential demand and expect to be able to continue to train additional installers to keep pace with the anticipated growth of our business. However, there can be no guarantee that this will occur

Once we train outside independent installers to install our products, we will not be supervising each of them on a continuing basis. Although each certified independent installer is anticipated to be under contract with us to install our products only according to our specifications, we cannot guarantee that this level of installation will occur in every case, and it is possible that we may face liability for the installers' actions if our products injure or damage other people or their property. We intend to procure indemnification agreements from our certified independent installers to avoid this potential problem.

ITEM 3.  DESCRIPTION OF PROPERTY

On November 1, 2002, we entered into a lease as the lessee with Hawkeye Real Estate, LLC, a Florida limited liability company, as lessor for 6,300 square feet of mixed office and warehouse space at 2100 19th Street, Sarasota, FL 34234 for a period of five years beginning December 1, 2002 and continuing until November 30, 2007 for a fixed monthly rental of $2,500 per month. Our executive offices and manufacturing facility are located at these premises. We believe the premises are adequate for our purposes.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth the security ownership as of March 22, 2004 by:
(i) each person (or group of affiliated persons) who, to our knowledge, is the beneficial owner of five percent or more of our outstanding common stock, (ii) each named director and each named executive officer who, to out knowledge, is the beneficial owner of our outstanding common stock, and each of the foregoing as a group.

                               SECURITY OWNERSHIP
                          OF CERTAIN BENEFICIAL OWNERS

                                                       Amount and
                           Name and Address             Nature Of       Percent
 Title of Class          Of Beneficial Owner         Beneficial Owner  of Class

                       Antonio F. Uccello, III(1)
Common Stock, No       2100 19th Street
Par Value              Sarasota, FL  34234               4,059,600(1)    49%(1)
                       Abraham Uccello(1)
Common Stock, No       637 Mecca Dr.
Par Value              Sarasota, FL  34234               2,388,000(1)    29%(1)
                       Salvatore Uccello(1)
Common Stock, No       6527 Waterford Circle
Par Value              Sarasota, FL  34238                 716,400(1)     9%(1)
                       Roger P. Nelson(1)
Common Stock, No       14 Giovanni Drive
Par Value              Waterford, CT  06385                796,000        10%(1)
Totals for Class as a
Whole                                                    7,960,000(1)     97%

(1) Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. All of the shares described in the foregoing table are owned by GO! Agency, LLC, a Florida limited liability company whose address is 4744 Spinnaker Drive Bradenton, FL 34208. The individuals listed are the members of GO! Agency and the shares of common stock reflected for each person in the foregoing table reflect each such person's percentage ownership of GO! Agency. Antonio F. Uccello, III, is the manager and the 51% owner of GO! Agency and, therefore, pursuant the terms of GO! Agency's Operating Agreement, has the sole power, subject to his fiduciary duties to the other GO! Agency members, to vote, or dispose of or direct the disposition of all the shares of Sign Media System, Inc.'s common stock beneficially owned by GO! Agency. Antonio F. Uccello, III, has absolute control of us by virtue of his voting control of 7,960,000 shares of our common stock.

                               SECURITY OWNERSHIP
                                  OF MANAGEMENT

     (1)                  (2)                             (3)             (4)
                    Name and Address                Amount and Nature   Percent
 Title of Class     Of Beneficial Owner             Of Beneficial Owner of Class


                    Antonio F. Uccello, III(1)
Common Stock, No    2100 19th Street
Par Value           Sarasota, FL  34234                4,059,600(1)   49.24%(1)
                    Stephen R. MacNamara(2)
Common Stock, No    1071 Meyers Park Drive
Par Value           Tallahassee, FL  32301                30,000        .364%
                    Thomas Bachman(3)
Common Stock, No    2960 S. McCall Road, Ste 210
Par Value           Inglewood, FL  34224                       -           -
                    Andrei A. Troubeev(4)
Common Stock, No    7736 37th Court E.
Par Value           Sarasota, FL                               -           -
                    Charles A. Pearson, III(5)
                    6138 Turnbury Park Dr.
Common Stock, No    Apt.  6301
Par Value           Sarasota, FL  34234                        -           -
Totals for Class as a
Whole                                                  4,089,600        49.60%


(1) Antonio F. Uccello, III is our Chairman, President, Chief Executive Officer, and Chief Financial Officer. Antonio F. Uccello, III is the 51% owner and manager of GO! Agency, LLC, a Florida limited liability company. GO! Agency owns 7,960,000 shares of the common stock of Sign Media Systems, Inc. which represents 94% of the total of the issued and outstanding shares of common stock. Antonio F. Uccello, III, as the manager and the 51% owner of GO! Agency, pursuant the terms of GO! Agency's Operating Agreement, has the sole power, subject to his fiduciary duties to the other GO! Agency members, to vote, or dispose of or direct the disposition of all the shares of Sign Media System, Inc.'s common stock beneficially owned by GO! Agency. Antonio F. Uccello, III, has absolute control of us by virtue of his voting control of 7,960,000 shares of our common stock.

(2) Stephen R. MacNamara is our Secretary and is also a Director.

(3) Thomas Bachman is a Director.

(4) Andrei A. Troubeev is our Vice-President of Engineering.

(5) Charles A. Pearson, III is our Vice President of Sales and Marketing.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Company's executive officers, directors and key employees and their business experience follows:

Name and Age                   Position                             Term

Antonio F. Uccello, III     Chairman/President/ Chief Executive January 28, 2002
Age 36                      Officer/Chief Financial Officer     to present

Andrei A. Troubeev          Vice-President-Engineering          March 1, 2004
Age 37                                                          to present

Charles A. Pearson, III     Vice-President-Sales                July 5, 2004
Age 38                                                          to present

Thomas Bachman              Director                            March 11, 2003
Age 57                                                          to present

Stephen R. MacNamara        Director/Secretary                  March 11, 2003
Age 50                                                          to present

Resumes

Antonio F. Uccello, III


Mr. Uccello is the founder, President, Chief Executive Officer, Chairman of the Board of Directors and the Chief Financial Officer of the Company. Mr. Uccello attended college at the University of Connecticut and took graduate courses at Hunter College in New York City. Mr. Uccello has been in the securities industry for the last 13 years. Mr. Uccello holds a Series 65, Registered Investment Advisor license from the National Association of Securities Dealers. From June, 1996, to February, 2001, Mr. Uccello was a branch manager for Brookstreet Securities. Brookstreet Securities is a registered broker-dealer. Mr. Uccello left Brookstreet Securities in February, 2001, to establish Chelsea Capital Management, LLC where he acts a registered investment advisor. Both Chelsea and Mr. Uccello are registered as investment advisors with The State of Florida, Department of Banking and Finance and the State of Connecticut Department of Banking, Division of Securities and Business Investments. Mr. Uccello is the owner of 99% of the membership interests and the sole manager of Chelsea and as such is the sole owner and sole control person of Chelsea. Mr. Uccello is a minority member and the manager of Hawkeye Real Estate, LLC and is the President of and a minority shareholder in Olympus Leasing Company, both of which are related parties to us. Hawkeye Real Estate is a real estate developer and Olympus Leasing is engage in the business of making commercial loans. Mr. Uccello will devote 80% of his time to us. Mr. Uccello has extensive experience in finance and is responsible for the over all profitability of the Company.

Andrei A. Troubeev

Mr. Troubeev is the Vice-President, Engineering for the Company. Mr. Troubeev earned his Bachelor of Science, Mechanical Engineering, from Belarus Agricultural and Mechanical University in 1997. Mr. Troubeev has experience in developing new designs, support of production and assembly teams, recommending changes to improve product designs and production efficiency, and the development and testing of new product designs. Mr. Troubeev was Distribution Director for DELO Magazine a monthly business journal published in English, Russian and German from Belarus from February, 1993 to July, 1999, and was Production Engineer from Trailmate, Inc. in Sarasota, Florida from July, 1999 to March, 2004. Trailmate, Inc. is in the business of manufacturing commercial edgers and mowers and adult and industrial tricycles. Mr. Troubeev participated in the development of new designs, support of production and assembly teams and recommendations of changes to improve product designs and production efficiency for Trailmate.

Charles A. Pearson, III

Mr. Pearson is the Vice-President, Sales and Marketing for the Company. Mr. Pearson earned a Bachelor of Science, Industrial Technology & Technical Sales, from East Carolina University at Greenville, NC in 1991 and his Masters of Business Administration, International Business, from Florida Metropolitan University at Tampa, Florida in 2002. From October, 1995 to February, 1999, Mr. Pearson was employed by Pinnacle Broadcasting Co., Inc., first as an Account Executive for WRNS 95 1 FM, a radio station in Kinston, NC, then Sales Manager and finally General Manager of WREO 93.3 FM/WDLAX AM, a radio station in Washington, NC. From February, 1999 to August, 2000, Mr. Pearson was the Sales Manager for Tropic Petroleum Co., Inc. of Tampa, Florida. Tropic Petroleum is in the business of petroleum equipment sales. From August, 2000 to December, 2001, Mr. Pearson was an Account Executive for Freedom Sales & Marketing of Tampa, Florida. Freedom Sales & Marketing is in the business of electronic component sales. From December, 2001 to July, 2004, Mr. Pearson was Sales Manager for Gasoline Equipment Marketers of Tampa, Florida. Gasoline Equipment Marketers is in the business petroleum equipment sales.

Thomas Bachman

Mr. Bachman is a Director of the Company. Mr. Bachmann has been the Executive Publisher and Director of Industry Development of Beverage Industry Magazine, the leading trade publication for the beverage industry since 1994. Prior to becoming Executive Publisher and Director of Industry Development of Beverage Industry Magazine in 1994, Mr. Bachmann was the National Sales Manager and Associate Publisher of Beverage Industry Magazine from 1976 to 1981. From 1982 to 1992 Mr. Bachmann was Publisher of Diary Field, Today's Catholic Teacher and Early Childhood News. Mr. Bachmann ran his own consulting firm, Bachmann and Associates from 1992 to 1994. Mr. Bachmann is a member of the National Soft Drink Association, the Canadian Soft Drink Association, and the International Bottled Water Association. Mr. Bachmann will bring an industry wide perspective to the Company.

Stephen R. MacNamara

Mr. MacNamara is a Director and the Secretary of the Company. Mr. MacNamara holds a Bachelor of Science, Journalism, from the University of Florida and a Juris Doctor from Florida State University. Mr. MacNamara has been an Associate Professor, Department of Communication at Florida State University since 1994. Mr. MacNamara has been the President of The Florida Association of Health Plans since 2000. Mr. MacNamara served as Chief of Staff, Florida House of Representatives from July 1999, to May 2000, the Professor-in-Residence, Florida House of Representatives from January 1999, to May 2000, Visiting Associate, Department of Communications at Florida State University from 1993, to 1994, Director of The Collins Center for Public Policy from 1990 to 1992, and Secretary, Florida Department of Business regulation from 1989, to 1990. Mr. MacNamara is Associate Vice President for Academic Affairs at Florida State University. Mr. MacNamara has extensive experience in governmental affairs.

Family Relationships

There are no current family relationships among the Company's officers and directors. Prior to February 6, 2004 Abraham Uccello was our President and Chief Executive Officer and Salvatore Uccello was our Vice President of Engineering. Antonio F. Uccello, the current President and Chief Executive Officer and Abraham Uccello are brothers and Salvatore Uccello is their father. Abraham Uccello and Salvatore Uccello resigned on February 2, 2004.

Employment Agreements

There are no employment agreements between us and our executive officers and key personnel.

ITEM 6.  EXECUTIVE COMPENSATION

Set forth below are the annual cash compensation and restricted stock grants paid to the Company's executive officers for the period January 28, 2003 (Inception) to December 31, 2003.

                          Summary Compensation Table

                            Annual Compensation           Long Term Compensation

                                                                       All Other
Name and                                    Other Annual               Compen-
Principal Position    Year   Salary  Bonus  Compensation  Stock Grants sation(1)

Antonio F. Uccello, III
Chief Financial
Officer               2003   8,000     0        0             0        $ 9,112
Abraham Uccello
President, Chief
Executive
Officer               2003  48,817     0        0                        6,583

Salvatore Uccello
Vice President,
Engineering           2003  35,254     0        0             0          6,583

(1) All Other Compensation consists solely of health insurance.

None of the directors has been paid any fees for acting as such and we do not anticipate paying any directors' fees in the foreseeable future.

Other than as set forth in the foregoing table, with footnotes, there is no other plan, contract, authorization or arrangement, whether or not set forth in any formal documents, pursuant to which the following may be received by any or our officers or directors: cash, stock, restricted stock or restricted stock units, phantom stock, stock options, stock appreciation rights ("SARs"), stock options in tandem with SARs, warrants, convertible securities, performance units and performance shares, and similar instruments.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We were formed as a Florida corporation with the name Sign Media Systems, Inc. on January 28, 2002 but did not begin business operations until April 2002. Most of the revenue that we earned was contract work with GO! Agency, LLC, a Florida limited liability company, a related party. We would contract with GO! Agency to handle and complete jobs. There was no additional revenue or expense added from one entity to the other. Throughout 2002, we maintained Due To/From accounts with GO! Agency to properly reflect the related party transactions. As of December 31, 2003, we had an outstanding liability in the amount of $4,739 due to GO! Agency. This amount is reflected in our consolidated balance sheet for the year ended December 31, 2003 as current portion of debt-related parties. No payment or repayment terms had been established as of December 31, 2003. The total revenue derived from GO! Agency for the period January 28, 2002 (Inception) through December 31, 2002 was $143,775.

In January, 2002, Antonio F. Uccello, III, who is considered one of our promoters, and is a related party, contributed $5,000 to us as our initial paid-in capital in exchange for 1,000 shares of our common stock. Subsequently, in January 2003, Antonio F. Uccello, III, transferred his 1,000 shares of our common stock to GO! AGENCY, LLC.


On September 24, 2002, we entered into a Loan Agreement with GO! AGENCY, LLC, a related party, and in connection therewith executed a Promissory Note with a future advance clause (1) in favor of GO! Agency whereby GO! Agency agreed to loan us up to a maximum of $100,000 for a period of three years, with interest accruing on the unpaid balance at 18% per annum, payable interest only monthly, with the entire unpaid balance due and payable in full on September 15, 2005. At September 24, 2002, Antonio F. Uccello, III, was our sole shareholder, one of our officers and directors and was the owner of 51% of the economic interest of GO! Agency. GO! Agency is the owner of 94% of the issued and outstanding shares of our stock. At December 31, 2003, GO! Agency had loaned us a total of $96,883 pursuant to the Loan Agreement and the Promissory Note and we were indebted to GO! Agency in such amount as of that date. At December 31, 2002, GO! Agency had loaned us a total of 59,683 pursuant to the Loan Agreement and the Promissory Note and we were indebted to GO! Agency in such amount as of that date.

On November 1, 2002, we entered into a lease as the lessee with Hawkeye Real Estate, LLC, a Florida limited liability company, as lessor for 6,300 square feet of mixed office and warehouse space at 2100 19th Street, Sarasota, FL 34234 for a period of five years beginning December 1, 2002 and continuing until November 30, 2007 for a fixed monthly rental of $2,500 per month. Antonio F. Uccello, III, is the manager and a member of Hawkeye Real Estate, LLC and is one of our officers and directors and an indirect shareholder of Sign Media Systems, Inc. We believe that we are paying fair market value for the rent on this property. Hawkeye Real Estate is a real estate developer.


Effective January 1, 2003, GO! AGENCY, LLC, which is considered one of our promoters, and is a related party, transferred all of its assets which together had an original cost basis of $300,000, to us in exchange for us issuing it 7,959,000 shares of our common stock. We valued the assets at $55,702 which was their historical cost. Please refer to Note 1 of our consolidated financial statements for the years ended December 31, 2003 and 2002 contained elsewhere in this report. GO! AGENCY, LLC is controlled by Antonio F. Uccello, III which means Mr. Uccello has absolute control of us by virtue of his voting control of 7,960,000 of our shares of common stock.


On January 3, 2003, we entered into a Loan Agreement with Olympus Leasing Company, a related party, and in connection therewith executed a Promissory Note with a future advance clause (1) in favor of Olympus Leasing, whereby Olympus Leasing agreed to loan us up to a maximum of $1,000,000 for a period of three years, with interest accruing on the unpaid balance at 18% per annum, payable interest only monthly, with the entire unpaid balance due and payable in full on January 3, 2006. At December 31, 2003, Olympus Leasing had loaned us a total of $350,521 pursuant to the Loan Agreement and the Promissory Note and we were indebted to Olympus Leasing in such amount as of that date. At January 3, 2003, Antonio F. Uccello, III, was, and is today, the President, Chairman and owner of 45% of the issued and outstanding shares of stock of Olympus Leasing. Antonio F. Uccello, III, and was and is one of our officers and directors and an indirect shareholder of Sign Media Systems, Inc. Olympus Leasing is engaged in the business of providing commercial financing. Olympus Leasing has outstanding financing agreements with numerous other unrelated parties.


(1) A future advance clause as used herein is a provision in a promissory note that allows for an additional advance of funds by the lender to the borrower and for future advances of funds by the lender to the borrower up to the maximum amount stated in the promissory note all of which advances of funds are subject to the terms and conditions of the promissory note.


ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock

Our Articles of Incorporation currently authorize the issuance of one hundred million (100,000,000) shares of common stock, without par value of which at December 31, 2003, 8,244,000 shares of common stock, without par value, are issued and outstanding.

Except as provided by law or our certificate of incorporation with respect to voting by class or series, holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by the shareholders. There is no cumulative voting with respect to the election of directors. In the event of liquidation, dissolution or winding up of us, the holders of common stock are entitled to share proportionally in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of serial preferred stock having preference over the common stock, if any. Holders of shares of common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock.

Preferred Stock

Our Articles of Incorporation currently authorize the issuance of one hundred million (100,000,000) shares of serial preferred stock, without par value. We currently have no shares of serial preferred stock issued or outstanding.

Our Board of Directors is authorized to cause the Company's serial preferred stock to be issued in series which may vary as to: (a) the number of shares constituting such series and the designation of such series, which shall be such as to distinguish the shares thereof from the shares of all other series and classes; (b) the rate of dividend, the time of payment and, if cumulative, the dates from which dividends shall be cumulative, and the extent of participation rights, if any; (c) any right to vote with holders of shares of any other series or class and any right to vote as a class, either generally or as a condition to specified corporate action; (d) the price at and the terms and conditions on which shares may be redeemed; (e) the amount payable upon shares in event of involuntary liquidation; (f) the amount payable upon shares in event of voluntary liquidation; (g) any sinking fund provisions for the redemption or purchase of shares; (h) the terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion, and (i) any other relative rights, preferences and limitations of that series. The issuance of preferred stock could adversely affect the voting power of holders of common stock and, depending on the rights, preferences, privileges and restrictions set by our Board of Directors, could have the effect of delaying, deferring or preventing a change of our control. For example, if our Board of Directors authorized the issuance of preferred stock having preferential voting rights, the holder of such preferred stock could potentially influence any votes regarding a change of control to a much greater extent than would otherwise be achievable based on such holder's pro rata percentage ownership of our securities.

ITEM 9.  CODE OF ETHICS

We have adopted a code of ethics which is a document of conduct we establish for ourselves to help us and our employees comply with laws and good ethical practices. A copy of the code of ethics is attached as Exhibit 14.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

There is no established public market for our common stock. Although we hope to be quoted on the OTC Bulletin Board, our common stock is not currently listed or quoted on any quotation service. There can be no assurance that our common stock will be quoted on any quotation service or that any market for our stock will ever develop or, if developed, will be sustained.

None of our common stock is subject to outstanding options or warrants to purchase, or securities convertible into, our common equity.

380,000 shares of our common stock could be sold pursuant to Rule 144 under the Securities Act.

There is no proposal to publicly offer any of our common stock.

Holders

There are approximately 158 holders of our common stock.

Dividends

We have never paid any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. The future payment of dividends is directly dependent upon our future earnings, our financial requirements and other factors to be determined by our Board of Directors, in its sole discretion. For the foreseeable future, it is anticipated that any earnings that may be generated from our operations will be used to finance our growth, and that cash dividends will not be paid to common stockholders.

ITEM 2.  LEGAL PROCEEDINGS

There are no pending or threatened legal proceedings to which we are a party or of which any of our property is the subject. To our knowledge, there are no proceedings contemplated by governmental authorities.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

In May of 2002, we retained the accounting firm of Abbate & Megale Certified Public Accountants, LLP ("Abbate & Megale") of 827 Wantagh Avenue, Suite 1, Wantagh, NY 11793 to act as our independent auditors. Abbate & Megale audited our financial statements for the period January 28, 2002 (inception), through December 31, 2002, and issued their independent auditors' report on those statements for that period (the "Abbate & Megale Report"). On October 15, 2003, our Board of Directors voted to discharge Abbate & Megale. The reason for their discharge was that the Board of Directors determined it to be in our best interest to retain an independent accounting firm that had public accounting experience and that regularly practiced before the Securities and Exchange Commission ("SEC"). Our Board of Directors determined that Abbate & Megale did not have public accounting experience and did not regularly appear before the SEC and discharged them for that reason and for no other reason.

The Abbate & Megale Report contained no adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope, or accounting principles. The decision to change accountants was recommended to our Board of Directors by management and was approved by our Board of Directors. There were no disagreements with Abbate & Megale on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. From January 28, 2002 (inception) to December 31, 2002 and the subsequent interim periods through October 15, 2003 there were no disagreements with Abbate & Megale on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Abbate & Megale, would have caused Abbate &Megale to make reference to such matter of the disagreement(s) in connection with its reports.

On October 15, 2003, we engaged the independent accounting firm of Bagell, Josephs & Company, L.L.C. ("Bagell, Josephs") of High Ridge Commons, Suites 400-403, 200 Haddonfield Berlin Road, Gibbsboro, New Jersey 08026 to audit our financial statements. The engagement of Bagell, Josephs was approved by our Board of Directors. There are no disagreements with Bagel, Josephs.

Although we discharged Abbate & Megale on October 15, 2003, we neglected to request written confirmation of the above factual basis for their discharge and lack of disagreements until March, 2004.

ITEM 3A. CONTROLS AND PROCEDURES

The company's management evaluated, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the company's disclosure controls and procedures as of December 31, 2003. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the company's disclosure controls and procedures were effective as of December 31, 2003. There has been no change in the company's internal control over financial reporting that occurred during the first quarter of 2004 that has materially affected, or is reasonably likely to material affect, the company's internal control over financial reporting.

ITEM 3B. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by our independent auditors, Bagell Josephs & Company, LLC, for the year ended December 31, 2003, and the aggregate fees billed by our independent auditors Abbate and Megale, Certified Public Accountants, LLP, for the period January 28, 2002 (Inception), through December 31, 2002, are as follows:

                                                             January 28, 2002
                                                               (Inception)
                                                                 Through
                                       2003                  December 31, 2002
                            ---------------------------    --------------------
Audit Fees                           $ 7,000                    $ 4,500
Audit Related Fees                    $ -0-                     $ -0-
Tax Fees                              $ -0-                     $ -0-
All Other Fees                        $ -0-                     $ -0-

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

The following information is furnished with regard to all securities sold by us within the past three years that were not registered under the Securities Act. The issuances described hereunder were made in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D, Rule 506 of the Securities Act relating to sales by an issuer not involving any public offering. All securities sold by us within the past three years were shares of common stock, no par value. No underwriter was used in any of these transactions and there were no underwriting discounts or commissions paid.

                                                      Number
Date                  Name                            of Shares    Consideration

January 28, 2002      Antonio F. Uccello, III           1,000           $5,000
January 1, 2003       GO! Agency, LLC               7,959,000            (1)
June 1, 2003          Stephen. MacNamara               30,000           $4,500
September 30, 2003    Nelson J. Martin                 10,000 Services-$15,000
                      Abraham Uccello,
                      Trustee of the
                      Candlelight Non-
October 8, 2003       Grantor Trust                    10,000          $15,000
October 31, 2003      Henry Eldon Sinsel               10,000          $15,000
November 11, 2003     Raimo Vitikainen                 20,000          $30,000
November 12, 2003     William J. Hone                  40,000          $60,000
November 14, 2003     Salvatore Uccello, Jr.           10,000 Services-$15,000
November 17, 2003     Lynda Melnick                    20,000          $30,000
                      American Powerhouse,
November 17, 2003     Inc.                            300,000            (2)
November 20, 2003     Roger P. Nelson                  20,000          $30,000
November 24, 2003     Christopher Stender              10,000 Services-$15,000
December 8, 2003      Jerry Hanson                     10,000 Services-$15.000
December 8, 2003      Marcus Faller                    10,000 Services-$15,000
Total                                               8,460,000(3)

(1) Effective January 1, 2003, GO! Agency, LLC, a Florida limited liability company, transferred all of its assets which had an original cost basis of $300,000 and an agreed value of $55,702 to us in exchange for 7,959,000 shares of our common stock, no par value which was in excess of 80% of our then issued and outstanding shares of common stock.

(2) Effective November 17, 2003, we merged with Sign Media Systems Acquisition Company, Inc., a Florida corporation and we were the surviving company in that merger. In order to acquire Sign Media Systems Acquisition Company by the merger, we paid its former sole stockholder, American Powerhouse, Inc. 300,000 shares of our common stock.


(3) Two Hundred Sixteen Thousand shares of stock reflected in the total of 8,460,000 were not issued until the first quarter of the next fiscal year. Accordingly, we reported a liability on our balance sheet for the year ended December 31, 2003 for stock to be issued in the amount of $324,000 for the year ended December 31, 2003. The 216,000 shares were subsequently issued in 2004.


At the time of the sale of shares of stock to Antonio F. Uccello, III, and to GO! Agency, Antonio F. Uccello and all of the members of GO! Agency were "Executive Officers and Directors" of Sign Media Systems as those terms are defined in Section 501 of Regulation D promulgated by the Securities and Exchange Commission. At the time of the sale of shares of stock to Stephen MacNamara he was a Director of Sign Media Systems. As Executive Officers and Directors, each of these purchasers were "Accredited Investors" as that term is defined in Section 501 of Regulation D promulgated by the Securities and Exchange Commission. As Executive Officers and Directors, these purchasers had access to our non-financial statement and financial statement information described in Section 502(b)(2) of Regulation D promulgated by the Securities and Exchange Commission. None of the offers or sales to these purchasers involved any form of general solicitation or general advertising. Prior to each sale, each of these purchasers was afforded the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and to obtain additional information we possessed or could acquire without unreasonable effort or expense to verify the accuracy of the information provided them pursuant to Section502 (b)(2). We took reasonable care to insure that the shares of stock sold to these purchasers could not be resold without registration under the Securities Act of 1933 (the "Act") or an exemption there from and that these purchasers were not underwriters under that Act and in connection there with:
(a) made reasonable inquiry to insure that these purchasers were acquiring the shares of stock for themselves and not for any other persons; (b) provided written disclosure to each purchaser that the shares of stock had not been registered under the Act and therefore could not be resold unless registered under the Act or unless an exemption from registration is available; and (c) placed a restrictive legend on the shares of stock stating that they had not been registered under the act and setting forth restrictions on their transferability and sale. Finally, we made reasonable inquiry to insure that each of these purchasers had such knowledge and experience in financial and business matters that each purchaser was capable of evaluating the merits and risks of investment in the shares of stock and of making an informed investment decision with respect thereto or had consulted with advisors who possess such knowledge and experience.

All of the remaining purchasers were Accredited Investors except Raimo Vitikainen, Salvatore Uccello, Jr., Christopher Stender and Jerry Hanson. At the time of the sale of shares of stock to the remaining purchasers listed in the foregoing table, we provided all of the with our non-financial statement and financial statement information described in Section 502(b)(2) of Regulation D promulgated by the Securities and Exchange Commission. None of the offers or sales to these purchasers involved any form of general solicitation or general advertising. Prior to each sale, each of these purchasers was afforded the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and to obtain additional information we possessed or could acquire without unreasonable effort or expense to verify the accuracy of the information provided them pursuant to Section502 (b)(2). We took reasonable care to insure that the shares of stock sold to these purchasers could not be resold without registration under the Securities Act of 1933 (the "Act") or an exemption there from and that these purchasers were not underwriters under that Act and in connection there with: (a) made reasonable inquiry to insure that these purchasers were acquiring the shares of stock for themselves and not for any other persons; (b) provided written disclosure to each purchaser that the shares of stock had not been registered under the Act and therefore could not be resold unless registered under the Act or unless an exemption from registration is available; and (c) placed a restrictive legend on the shares of stock stating that they had not been registered under the act and setting forth restrictions on their transferability and sale. Finally, we made reasonable inquiry to insure that each of these purchasers had such knowledge and experience in financial and business matters that each purchaser was capable of evaluating the merits and risks of investment in the shares of stock and of making an informed investment decision with respect thereto or had consulted with advisors who possess such knowledge and experience.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

We have authority under Section 607.0850 of the Florida Business Corporation Act ("Florida Law") to indemnify our directors and officers to the extent provided in such statute. Our Articles of Incorporation, as amended, and Bylaws, as amended, provide for the indemnification of our officers, and directors to the fullest extent permitted by Florida Law either now or hereafter. The provisions of Florida Law that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Florida Law. In addition, each director will continue to be subject to liability for: (a) violations of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) deriving an improper personal benefit from a transaction; (c) voting for or assenting to an unlawful distribution; and (d) willful misconduct or a conscious disregard for our best interests in a proceeding by or in the right of us to procure a judgment in our favor or in a proceeding by or in the right of a shareholder. Florida Law does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Company believes that such indemnification provisions are necessary to attract and retain qualified persons as directors and executive officers.

The Securities and Exchange Commission has taken the position that indemnification of officers, directors or persons controlling the Company for liabilities arising under the Securities Act of 1933, as amended, is held to be against public policy and is therefore unenforceable.

                                    PART F/S

















                            SIGN MEDIA SYSTEMS, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 2003
                 AND FOR THE PERIOD JANUARY 28, 2002 (INCEPTION)
                            THROUGH DECEMBER 31, 2002

                            SIGN MEDIA SYSTEMS, INC.


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                        PAGE(S)


Report of Independent Registered Public Accounting Firm                  34-35

Consolidated Balance Sheets as of December 31, 2003 and 2002                36

Consolidated Statements of Operations for the Year Ended
December 31, 2003 and for the period January 28, 2002
(inception) through December 31, 2002                                       37

Consolidated Statements of Changes in Stockholders' (Deficit)
for the Year Ended December 31, 2003 and for the period
January 28, 2002 (inception) through December 31, 2002                      38

Consolidated Statements of Cash Flows for the Year Ended
December 31, 2003 and for the period January 28, 2002
(inception) through December 31, 2002                                       39

Notes to Consolidated Financial Statements                               40-51

                        BAGELL, JOSEPHS & COMPANY, L.L.C.
                          Certified Public Accountants

                               High Ridge Commons
                                 Suites 400-403
                           200 Haddonfield Berlin Road
                           Gibbsboro, New Jersey 08026
                        (856) 346-2828 Fax (856) 346-2882


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Sign Media Systems, Inc.
Sarasota, FL

We have audited the accompanying consolidated balance sheets of Sign Media Systems, Inc. (the "Company") as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in stockholders' (deficit), and cash flows for the year and period then ended. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sign Media Systems, Inc. as of December 31, 2003 and 2002 and the results of its operations, changes in stockholders' (deficit), and cash flows for the year and period then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10 to the consolidated financial statements, the Company has restated its December 31, 2003 consolidated financial statements for certain errors that resulted in an understatement of previously reported expenses that were discovered by the Company's management. The recognition of these expenses have an effect on stockholders' (deficit) since these expenses were associated with the issuance of the Company's common stock. The net effect of these changes decreased the net income from $22,430 as originally reported to net loss of ($554,272), as amended. This decrease was attributed to the recognition of organizational expenses and professional services rendered for stock. In addition, the Company recognized $324,000 as a liability for stock to be issued for transactions in 2003 when the stock was issued in 2004.

In addition, the Company has restated its 2002 financial statements to reflect the issuance of 7,959,000 shares of stock being issued on January 1, 2003. The previous financial statements reflected this issuance in 2002. The value of the 7,959,000 shares were valued at $55,702. These shares were for the exchange of net assets with Go Agency, LLC.



BAGELL, JOSEPHS & COMPANY, LLC
/s/ BAGELL, JOSEPHS & COMPANY, LLC
Certified Public Accountants
Gibbsboro, New Jersey

March 6, 2004, except for Note 10, as to which is dated July 1, 2004

                            CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2003 AND 2002

                                     ASSETS

                                                      RESTATED
                                                      --------
                                                         2003        2002
                                                      --------    ---------
CURRENT ASSETS
   Cash and cash equivalents                          $   47,068  $   5,138
   Accounts receivable                                   571,898      1,295
   Inventory                                              38,391      8,265
   Prepaid expenses and other assets                      55,144          -
                                                      ----------   ---------
                Total current assets                     712,501     14,698

PROPERTY AND EQUIPMENT - Net                             103,054          -
                                                      ----------   ---------

TOTAL ASSETS                                          $  815,555   $  14,698
                                                      ==========   =========

                 LIABILITIES AND STOCKHOLDERS'(DEFICIT)

CURRENT LIABILITES
   Current portion of long-term debt                      16,415           -
   Accounts payable and accrued expenses                 152,960      40,182
   Current portion of debt - related parties               4,739      33,272
   Liability for stock to be issued                      324,000           -
                                                       ---------    --------
                Total current liabilities                500,119      73,454

LONG-TERM DEBT - Net of Current Portion                   69,604           -

LONG-TERM DEBT - RELATED PARTIES
   (Net of Current Portion)                              447,404      59,683
                                                       ---------     -------
TOTAL LIABILITIES                                      1,017,127     133,137
                                                       ---------     -------

STOCKHOLDERS' (DEFICIT)
   Common stock, no par value, 100,000,000 shares
   authorized at December 31, 2003 and 2002 8,444,000
   issued and outstanding at December 31, 2003 and 2002    5,000       5,000
   Additional paid-in capital                            471,139           -
   Accumulated Deficit                                  (677,711)   (123,439)
                                                       ---------    --------
          Total stockholder's (deficit)                 (201,572)   (118,439)
                                                       ---------    --------

TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT)          $ 815,555    $ 14,698
                                                       =========    ========

               The accompanying notes are an integral part of the
                       condolidated financial statements.

                            SIGN MEDIA SYSTEMS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE YEAR ENDED DECEMBER 31, 2003 AND FOR THE
          PERIOD JANUARY 28, 2002 (INCEPTION) THROUGH DECEMBER 31,2002


                                                                 RESTATED
                                                             JANUARY 28, 2002
                                                                (INCEPTION)
                                                RESTATED          THROUGH
                                                 2003         DECEMBER 31, 2002
                                               ----------     -----------------

REVENUE
   Monitoring systems - sale & installation    $ 699,612      $   41,056
   Printing                                       74,737          98,775
   Advertising                                         -          47,000
                                               ---------      ----------

TOTAL REVENUE                                    774,349         184,831

COST OF GOODS SOLD
   Monitoring systems - sale & installation      103,855          22,419
   Printing                                       34,768          47,624
   Advertising                                         -          36,900
                                                --------      -----------
TOTAL COST OF GOODS SOLD                         138,623         106,943
                                                --------      -----------
GROSS PROFIT                                     625,726          77,888

OPERATING EXPENSES
   Advertising                                    43,469          19,665
   Automobile                                      3,327             330
   Bank charges                                    4,277             661
   Business travel                                12,581            1,330
   Commissions                                    30,596            5,000
   Computer expense                                5,386           11,552
   Depreciation                                   17,769               -
   Dues and subscriptions                             -               165
   Equipment rental                                7,578           25,598
   Employee benefits                              33,065               -
   Finders fee                                     7,500               -
   Insurance                                      24,385           19,097
   Interest expense                               76,464            1,133
   License and permits                                -               260
   Marketing and promotion                         8,315               -
   Miscellaneous                                  13,105            4,426
   Payroll                                       127,995           64,050
   Payroll taxes                                  11,241            5,154
   Postage and delivery                            4,229               -
   Professional services                         219,708           13,927
   Reimbursed expenses                            14,984               -
   Rent                                           33,460            9,339
   Repairs and maintenance                         1,359            1,510
   Supplies                                       15,664               -
   Taxes - other                                      -             2,634
   Telephone                                      19,377           13,862
   Utilities                                       4,164            1,734
                                                --------        ---------
        Total operating expenses                 739,998          201,327
                                                --------        ---------

NET LOSS BEFORE OTHER (EXPENSE)                 (104,272)        (123,439)

OTHER (EXPENSE)
  Organizational expense                        (450,000)              -
                                                --------        ---------
         Total Other (Expense)                  (450,000)              -
                                                --------        ---------

NET LOSS BEFORE PROVISION FOR INCOME TAXES      (554,272)        (123,439)
   Provision for income taxes                          -                -
                                                --------        ---------
NET LOSS APPLICABLE TO COMMON SHARES           $(554,272)      $ (123,439)
                                               =========       ==========

NET LOSS PER BASIC AND DILUTED SHARES          $   (0.07)      $  (123.44)
                                               =========       ==========

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING                             8,031,000            1,000
                                               =========       ==========

               The accompanying notes are an integral part of the
                       condolidated financial statements.

                            SIGN MEDIA SYSTEMS, INC.
      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)
                FOR THE YEAR ENDED DECEMBER 31, 2003 AND FOR THE
          PERIOD JANUARY 28, 2002 (INCEPTION) THROUGH DECEMBER 31,2002

                                                 Additional
                               Common Stock      Paid-in   Accumulated
                             Shares     Amount   Capital   Deficit      Total
                             ------     ------   --------  --------    --------

Balance, January 28, 2002
(Inception)                     1,000  $ 5,000  $     -    $      -  $   5,000

Net (loss) for the year                                   (123,439)   (123,439)
                            ---------   -------  --------   --------- ---------

Balance, December 31, 2002      1,000    5,000        -   (123,439)   (118,439)

Contributed Capital,
  Officer                          -         -    29,937         -      29,937

Issuance of shares in
  exchange for net assets
  of Go Agency              7,959,000        -    55,702         -      55,702

Issuance of common stock
  in exchange for cash        134,000        -   160,500         -     160,500

Issuance of common stock
  in connection with merger
  of SMA                      100,000        -   150,000         -     150,000

Issuance of common stock
  in exchange for services     50,000        -    75,000         -      75,000

Net (loss) for the year             -        -       -    (554,272)   (554,272)
                            ---------  ---------  -------   --------   ---------

Balance, December 31, 2003  8,244,000  $ 5,000 $ 471,139 $(677,711) $ (201,572)
                            =========  ======= =========   ========  ==========


               The accompanying notes are an integral part of the
                       condolidated financial statements.

                            SIGN MEDIA SYSTEMS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEAR ENDED DECEMBER 31, 2003 AND FOR THE
         PERIOD JANUARY 28, 2002 (INCEPTION) THROUGH DECEMBER 31, 2002

                                                                   RESTATED
                                                                JANUARY 28,2002
                                                                  (INCEPTION)
                                                      RESTATED      THROUGH
                                                        2003   DECEMBER 31, 2002
                                                      -------- ----------------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net (loss)                                         $ (554,272)  $  (123,439)

Adjustments to reconcile net income (loss)
to net cash used in operating activities:
   Depreciation                                           17,769            -
   Common stock issued for organizational expense        150,000            -
   Common stock issued for services                       75,000            -

Changes in assets and liabilities:
   (Increase) in accounts receivable                    (570,603)      (1,295)
   (Increase) in inventory                               (30,126)      (8,265)
   (Increase) in prepaid expenses and other
      current assets                                     (55,144)           -
   Increase in accounts payable and accrued expenses     112,778       40,182
   Net assets received in exchange for stock              55,702            -
   Increase in liability for stock to be issued          324,000            -
                                                      ----------  ------------
        Total adjustments                                 79,376       30,622
                                                      ----------  -----------

        Net cash (used in) operating activities         (474,896)     (92,817)

CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of property and equipment                 (90,886)           -
                                                      ----------   ----------
        Net cash (used in) investing activities          (90,886)           -
                                                      ----------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from long-term debt, net of payments          88,024            -
   Net proceeds from debt - related parties              359,188       92,955
   Common stock issuance                                 160,500        5,000
                                                      ----------   ----------
        Net cash provided by financing activities        607,712       97,955
                                                      ----------   ----------

NET INCREASE IN CASH AND CASH EQUIVALENTS                 41,930        5,138

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR              5,138            -
                                                      ----------   ----------

CASH AND CASH EQUIVALENTS - END OF YEAR               $   47,068   $    5,138
                                                      ==========   ==========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid during the year for interest             $  110,081   $    1,133
                                                      ==========   ==========

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:
   Furniture and fixtures contributed by officer/
      stockholder                                     $   29,937   $        -
                                                      ==========   ==========
   Common stock issued for organizational expense     $  150,000   $        -
                                                      ==========   ==========
   Common stock issued for services                   $   75,000   $        -
                                                      ==========   ==========

                   The accompanying notes are an integral part of the
                       condolidated financial statements.

                            SIGN MEDIA SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

NOTE 1-  ORGANIZATION AND BASIS OF PRESENTATION

The Company was incorporated on January 28, 2002 as a Florida corporation. Upon incorporation, an officer of the Company contributed $5,000 and received 1,000 shares of common stock of the Company. Effective January 1, 2003, the Company issued 7,959,000 shares of common stock in exchange of $55,702 of net assets of GO! Agency, LLC, a Florida limited liability company ("Go Agency"), a company formed on June 20, 2000, as E Signs Plus.com, LLC., a Florida limited liability company. In this exchange, the Company assumed some debt of Go Agency and the exchange qualified as a tax free exchange under IRC Section 351. The net assets received were valued at historical cost. The net assets of Go Agency that were exchanged for the shares of stock were as follows:


                  Accounts receivable                         $30,668
                  Fixed assets, net of depreciation           112,214
                  Other assets                                 85,264
                  Accounts payable                            (29,242)
                  Notes payable                               (27,338)
                  Other payables                             (115,864)
                                                             ---------

                  Total                                       $55,702
                                                             =========

Go Agency was formed to pursue third party truck side advertising. The principal of Go Agency invested approximately $857,000 in Go Agency pursuing this business. It became apparent that a more advanced truck side mounting system would be required and that third party truck side advertising alone would not sustain an ongoing profitable business. Go Agency determined to develop a technologically advanced mounting system and focused on a different business plan. Go Agency pre-exchange transaction was a company under common control of the major shareholder of SMS. Post-exchange transactions have not differed. Go Agency still continues to operate and is still under common control.

Go Agency and the Company developed a new and unique truck side mounting system which utilizes a proprietary cam lever technology which allows an advertising image to be stretched tight as a drum. Following the exchange, the Company had 7,960,000 shares of common stock issued and outstanding. The Company has developed and filed an application for a patent on its mounting systems. The cam lever technology is considered an intangible asset and has not been recorded as an asset on the Company's consolidated balance sheet. This asset was not recorded due to the fact that there was no historic recorded value on the books of Go Agency for this asset.

                            SIGN MEDIA SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2003 AND 2002

NOTE 1-  ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

On November 17, 2003, the Company entered into a merger agreement by and among American Powerhouse, Inc., a Delaware corporation and its wholly owned subsidiary, Sign Media Systems Acquisition Company, Inc., a Florida corporation and Sign Media Systems, Inc. Pursuant to the merger agreement, Sign Media
Systems merged with Sign Media Systems Acquisition Company with Sign Media Systems being the surviving corporation. The merger was completed on December 8, 2003 with the filing of Articles of Merger with the State of Florida at which time Sign Media Systems Acquisition ceased to exist and Sign Media Systems became the surviving corporation. Some time prior to the merger, American Powerhouse had acquired certain technology for the manufacture of a water machine in the form of a water cooler that manufactures water from ambient air. However, American Powerhouse was not engaged in the business of manufacturing and distributing the water machine but was engaged in the licensing of that right to others. Prior to the merger, American Powerhouse granted a license to Sign Media Systems Acquisition to use that technology and to manufacture and sell the water machines. The acquisition of this license was the business purpose of the merger. As consideration for the merger, Sign Media Systems issued 300,000 shares of its common stock to American Powerhouse, 100,000 shares in the year ending December 31, 2002, and 200,000 shares in the year ending December 31, 2004. The 300,000 shares of stock were valued at $1.50 per share based on recent private sales of Sign Media Systems common stock. Because 200,000 shares of the 300,000 authorized were not issued until 2004, the Company reported a $300,000 liability for stock to be issued for the year ended December 31, 2003. There were no other material costs of the merger. There was and is no relationship between American Powerhouse and either Sign Media Systems or GO! AGENCY. The Company recorded this license as an intangible asset for $150,000 for the 100,000 shares of stock issued in 2003 and subsequently impaired the entire amount. The Company issued the remaining 200,000 shares in 2004, and recorded a liability for stock to be issued at $300,000. There is a $450,000 charge against income reflected in the consolidated statements of operations for the year ended December 31, 2003.

The Company has restated its December 31, 2003 consolidated financial statements to reflect certain expenses previously not recognized. The Company recognized $450,000 of organizational expenses on November 17, 2003 and $130,702 of professional services expenses throughout 2003 for related stock issuances. In addition, the Company reversed its tax accrual of $4,000 due to changes that were made resulting in a net loss. The net effect of these restatements resulted in the accumulated deficit increasing by $576,702 from ($101,009) to ($677,711). Additionally, the Company restated its 2002 financial statements to reflect the issuance of 7,959,000 shares as being issued in 2003. The Company originally reflected these shares issued in 2002.

                            SIGN MEDIA SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2003 AND 2002

NOTE 2-  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated  financial  statements  include the accounts of the Company and
its  wholly-owned   subsidiary.   All  significant   intercompany  accounts  and
transactions have been eliminated in consolidation.


Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Cost Recognition

Currently, the company has three primary sources of revenue:

       (1) The sale and installation of their mounting system
       (2) The printing of advertising images to be inserted on trucks utilizing the company's mounting systems.
       (3) Third party advertising

The  Company's  revenue  recognition  policy for these sources of revenue are as follows. The Company relies on Staff Accounting Bulletin Topic 13, in determining when the recognition of revenue occurs. There are four criteria that the Company must meet when determining when revenue is realized or realizable and earned. The Company has persuasive evidence of an arrangement existing; delivery has occurred or services rendered; the price is fixed or determinable; and collectibility is reasonably assured. Typically, the Company recognizes revenue when orders are placed and they receive deposits on those orders. In regard to the revenue recognition of third party advertising, the Company recognizes the revenue once it has completed the task for which the consumer paid.
In addition, the Company offers manufacturer's warranties. These warranties are provided by the Company and not sold. Therefore, no income is derived from the warranty itself.

Cost is recorded on the accrual basis as well, when the services are incurred rather than when payment is made.

                            SIGN MEDIA SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2003 AND 2002

NOTE 2-  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue and Cost Recognition (Continued)

Cost of goods sold are  separated  by  components  consistent  with the  revenue categories. Mounting systems, printing and advertising costs, including purchases made, and payroll costs are attributed to those components. Payroll cost is included for sales, engineering and warehouse personnel in cost of goods sold, and the balances in 2003 and 2002 have been reclassified to reflect those costs. All of these costs are included in costs of goods sold for the years ended December 31, 2003 and 2002. Cost of overhead is diminimus. The Company's inventory consists of finished goods, and unassembled parts that comprise the framework for the mounting systems placed on trucks for their advertising.

Warranties

The Company offers manufacturers warranties that covers all manufacturer defects. The Company accrues warranty costs based on historical experience and management's estimates. The Company has not experienced any losses in the past two years with respect to the warranties, therefore has not accrued any liability as of December 31, 2003. The following table represents the Company's losses in the past two years with respect to warranties.

                           Balance          Charged                 Balance
                         at Beginning    to Costs and              at End of
                          of Period        Expenses     Deductions  Period
                        ------------    -------------  ----------- ---------

Year ended December 31,
  2003                  $         -      $          -   $        -  $      -
                        ===========      ============   ==========  ==========

Period ended December
  31, 2002             $         -      $          -   $        -  $      -
                        ===========      ============   ==========  ==========


Provision for Bad Debt

Under SOP 01-6 "Accounting for Certain Entities (including Entities with Trade Receivables), the Company has intent and belief that all amounts in accounts receivable are collectible. Additionally, the Company has policies for non-accrual and past due loans including the policy for charging off uncollectible trade receivables and determining past due or delinquency status. The Company has determined that based on their collections that no allowance for doubtful accounts needs to be recorded at December 31, 2003 and 2002. Bad debt expense for the year ending December 31, 2003 and for the period January 28, 2002 (inception) through December 31, 2002 was $0 and $0, respectively.

                            SIGN MEDIA SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2003 AND 2002

NOTE 2-  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at several financial institutions that are insured by the Federal Deposit Insurance Corporation up to $100,000.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful life of the assets.

            Furniture and fixtures                               5 years
            Equipment                                            5 years
            Trucks                                               5 years

Advertising

Costs of advertising and marketing are expensed as incurred. Advertising and marketing costs were $43,469 and $19,665 for the year ended December 31, 2003 and for the period January 28, 2002 (inception) through December 31, 2002, respectively.

Inventory

Inventory at December 31, 2003 and 2002 consisted of raw materials. Included in these raw materials are top rails, side rails, floating rails, fixed pivot rails, lever rails and right and left end caps. Inventory is stated at the lower of cost or market, utilizing the first-in, first out method "FIFO" to determine which amounts are removed from inventory.

                            SIGN MEDIA SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2003 AND 2002

NOTE 2-  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Prepaid Expenses

Prepaid expenses at December 31, 2003 represent $5,350 of prepaid rent and $49,794 of interest paid in advance to Olympus Leasing. The Company has determined these assets to be current because these amounts will be charged to the appropriate expense in one year or less.

Fair Value of Financial Instruments

The carrying amount reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.

Stock-Based Compensation

Employee stock awards under the Company's compensation plans are accounted for in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", and related interpretations. The Company provides the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and related interpretations. Stock-based awards to non-employees are accounted for under the provisions of SFAS 123 and has adopted the enhanced disclosure provisions of SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of SFAS No. 123".

The Company measures compensation expense for its employee stock-based compensation using the intrinsic-value method. Under the intrinsic-value method of accounting for stock-based compensation, when the exercise price of options granted to employees is less than the estimated fair value of the underlying stock on the date of grant, deferred compensation is recognized and is amortized to compensation expense over the applicable vesting period. In each of the periods presented, the vesting period was the period in which the options were granted. All options were expensed to compensation in the period granted rather than the exercise date.


The Company measures compensation expense for its non-employee stock-based compensation under the Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services".

                            SIGN MEDIA SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2003 AND 2002

NOTE 2-  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The fair value of the option issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to compensation expense and additional paid-in capital.

Earnings per Share of Common Stock

Historical net loss per common share is computed using the weighted-average number of common shares outstanding. Diluted earnings per share (EPS) includes additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants.

The following is a reconciliation of the computation for basic and diluted EPS:

                                              Restated      Restated
                                                2003          2002
                                              ---------     ---------

        Net (loss)                           $ (554,272    $ (123,439)
                                             ==========    ===========

        Weighted-average common
        shares outstanding
          Basic                               8,060,083         1,000

       Weighted-average common
       stock equivalents
          Stock options                            -               -
          Warrants                                 -               -
                                             -----------  -----------
       Weighted-average common
       shares outstanding
          Diluted                             8,050,083         1,000
                                             ===========  ===========


Reclassifications

Certain amounts in the December 31, 2002 financial statements have been restated to conform with the December 31, 2003 presentation. There has been no effect on the net loss from operations for the year ended December 31, 2002 on these reclassifications.

                            SIGN MEDIA SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2003 AND 2002

NOTE 3-  PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2003, and 2002:

                                                2003         2002
                                             ----------   ---------
Equipment                                    $   36,228   $       -
Furniture and Fixtures                           29,974           -
Transportation Equipment                         54,621           -
                                             ----------   ---------
                                                120,823           -
Less: accumulated depreciation                   17,769           -
                                             ----------   ---------
Net Book Value                               $  103,054   $       -
                                             ==========   ==========

Depreciation expense for the year ended December 31, 2003 was $17,769.

NOTE 4-  COMMITMENTS AND CONTINGENCIES

The Company entered into a lease agreement on November 1, 2002 with Hawkeye Real Estate, LLC, a related entity, to lease warehouse and office space. The lease expires on December 30, 2007, and provides that SMS pay all applicable sales and use tax, insurance and maintenance. The total minimum rental commitments at December 31, 2003 under this lease are as follows:

                2004                              $  30,000
                2005                                 30,000
                2006                                 30,000
                2007                                 27,500
                                                   --------
                                                  $ 117,500
                                                  =========

Rent expense for the year ended December 31, 2003 was $33,460, and $9,339 for the period January 28, 2002 (inception) through December 31, 2002.

The third-party truck side advertising lease commitments only occurred in 2002, and in each instance were for a period less than one year, therefore the Company has no commitment in future years on those agreements.

                            SIGN MEDIA SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2003 AND 2002

NOTE 5-  RELATED PARTY TRANSACTIONS

On January 28, 2002, Sign Media Systems, Inc. was formed as a Florida Corporation but did not begin business operations until April 2002. Most of the revenue that Sign Media Systems, Inc. earned was contract work with GO! Agency, LLC., a Florida limited liability company, a related party. Sign Media Systems, Inc. would contract GO! Agency, LLC. to handle and complete jobs. There was no additional revenue or expense added from one entity to the other.

Throughout 2002, Sign Media Systems, Inc. maintained Due To/From accounts with GO! Agency, LLC to properly reflect the related party transactions. As of December 31, 2003, the Company had an outstanding liability in the amount of $4,739 due to GO! Agency, LLC. No payment or repayment terms had been established as of December 31, 2003. As of December 31, 2002, there was $33,272 due to this officer. Interest expense paid to shareholders for the year ended December 31, 2003 and 2002 was $0.

The total revenue derived from GO! Agency, LLC. for the period January 28, 2002 (inception) through December 31, 2002 was $143,775.

On September 24, 2002, the Company entered into a loan agreement with GO! Agency, LLC and in connection therewith executed a promissory note with a future advance clause in favor of GO! Agency whereby GO! Agency agreed to loan the Company up to a maximum of $100,000 for a period of three years, with interest accruing on the unpaid balance at 18% per annum, payable interest only monthly, with the entire unpaid balance due and payable in full on September 24, 2005. At December 31, 2003, the Company was indebted to GO! Agency in the amount of $96,883. This amount is reflected in the consolidated balance sheet as a long-term liability. As of December 31, 2002, there was $59,683 due to GO! Agency, reflected as a long-term liability on the consolidated balance sheet.

On January 3, 2003, the Company entered into a loan agreement with Olympus Leasing Company, a related party, and in connection therewith executed a promissory note with a future advance clause in favor of Olympus Leasing, whereby Olympus Leasing agreed to loan the Company up to a maximum of $1,000,000 for a period of three years, with interest accruing on the unpaid balance at 18% per annum, payable interest only monthly, with the entire unpaid balance due and payable in full on January 3, 2006. At December 31, 2003, Olympus Leasing had loaned the Company a total of $350,521 pursuant to the loan agreement and the promissory note and the Company was indebted to Olympus Leasing in such amount as of that date. This amount is reflected in the consolidated balance sheet as a long-term liability.

Total interest expense incurred to Olympus Leasing for the year ended December 31, 2003 was $61,007. Actual interest paid to Olympus Leasing was $110,801 for the year ended December 31, 2003. Of the amount $49,794 represents interest paid in advance as detailed in Note 2.

                            SIGN MEDIA SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2003 AND 2002

NOTE 6-  LONG-TERM DEBT

Long-term debt consists of two installment notes with GMAC Finance. On June 18, 2003, the Company acquired a truck in the amount of $45,761 financed by GMAC over a period of 5 years. Monthly payments are $763. The remaining balance on this loan is $41,164. The loan carries no interest charges. Additionally on December 4, 2003, the Company entered into another truck loan in the amount of $46,860. No payments were made on this loan as of December 31, 2003. The payments will be for a period of 5 years at $772 per month. The loan carries no interest charges.

The following represents maturities over the next five years and in the aggregate:

                  For the years ending December 31:

                  2004               $18,420
                  2005                18,420
                  2006                18,420
                  2007                18,420
                  2008                14,344

                  Total              $88,024


NOTE 7-  PROVISION FOR INCOME TAXES

The net deferred tax assets in the accompanying consolidated balance sheets include the following components at December 31, 2003 and 2002:

                                           2003            2002
                                        ----------      ----------

Deferred tax assets                     $  186,603      $   37,032
Deferred tax valuation allowance          (186,603)        (37,032)
                                        ----------      -----------
Net deferred tax assets                 $        -      $        -
                                        ==========      ===========


Due to the uncertainty of utilizing the approximate $677,711 and $123,439 net operating losses, respectively, and recognizing the deferred tax assets, an offsetting valuation allowance has been established.

Effective   January  1,  2003,  the  Company   terminated  its  election  as  an
S-corporation that occurred on January 28, 2002.

                            SIGN MEDIA SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2003 AND 2002

NOTE 8-  CONCENTRATION OF CREDIT RISK

A material part of the Company's business was dependent upon one key customer during the year ended December 31, 2003. Sales to this customer were approximately $624,874 or 80.7%. For the period January 28, 2002 (inception) through December 31, 2002, the Company derived $143,775 or 78% of their income from GO! Agency, LLC. Approximately 98% of the Company's accounts receivable at December 31, 2003 is due from one customer.

NOTE 9-  STOCKHOLDERS' DEFICIT

As of December 31, 2003 and 2002, there were 100,000,000 shares of common stock authorized.

As of December 31, 2003 and 2002, there were 8,244,000 and 1,000 shares of common stock issued and outstanding, respectively.

During 2002, the Company issued 1,000 shares of common stock in exchange for $5,000 in cash.

During 2003 the Company had the following stock transactions:

The Company exchanged 7,959,000 shares of common stock for $55,702 in net assets of Go Agency, LLC on January 1, 2003.

The Company issued 134,000 shares of common stock for $160,500. The Company pursuant to a board resolution was to issue another 16,000 shares of common stock, but this issuance did not occur until 2004. The Company recorded a $24,000 liability for stock to be issued. This amount was received in 2003.

The Company issued 50,000 shares of common stock for services valued at $75,000. The $1.50 per share value was derived at based on the Company's recent cash sales of their securities. There were no other valuations or sales of stock other than the cash sales. This was determined to be the most accurate reflection of the value at the time the stock was issued for services.

The Company issued 100,000 shares of common stock but authorized 300,000 shares to be issued in connection with the merger of SMA. The Company valued this at $450,000 with $300,000 reflected as a liability for stock to be issued for 200,000 shares. These shares were issued in 2004.

There were no options and warrants granted during the period January 28, 2002 (Inception) through December 31, 2002 and the year ended December 31, 2003.

                            SIGN MEDIA SYSTEMS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2003 AND 2002

NOTE 10- PRIOR PERIOD ADJUSTMENTS

During the year ended December 31, 2003, the Company has recognized  $450,000 of
organization  expense  and  $75,000  of  professional  fees.  Accordingly,   the
accumulated deficit is restated as follows:

                  Accumulated Deficit, December 31, 2003, as
                  previously reported                              ($101,009)

                  Prior Period Adjustments                          (576,702)
                                                                    ---------

                  Accumulated Deficit, December 31, 2003,
                     as restated                                   ($677,711)
                                                                   ==========


In addition, the Company restated its 2002 financial statements to reflect the issuance of the 7,959,000 shares of stock effective January 1, 2003. The Company originally reflected these shares as being issued in 2002.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

Exhibit No.    Description of Exhibit


3.1 Amended Articles of Incorporation of Sign Media Systems, Inc. Incorporated by reference from our Form 10-SB filed as of May 4, 2004.

3.2 By-Laws of Sign Media Systems, Inc. Incorporated by reference from our Form 10-SB filed as of May 4, 2004.

4.1 Specimen Certificate of the Common Stock of Sign Media Systems, Inc. Incorporated by reference from our Form 10-SB filed as of May 4, 2004.

10.1 Agreement and Plan of Merger Among American Powerhouse, Inc., Sign Media Systems Acquisition Company, Inc. and Sign Media Systems, Inc. Incorporated by reference from our Form 10-SB/A Third Amendment filed as of February 9, 2005.

10.2 Distribution Agreement between Sign Media Systems, Inc. and Applied Advertising Network, LLC. Incorporated by reference from our Form 10-SB/A Third Amendment filed as of February 9, 2005.

10.3 Promissory Note and Loan Agreement between GO! AGENCY, LLC and Sign Media Systems, Inc. Incorporated by reference from our Form 10-SB/A Third Amendment filed as of February 9, 2005.

10.4 Promissory Note and Loan Agreement between Olympus Leasing Company and Sign Media Systems, Inc. Incorporated by reference from our Form 10-SB/A Third Amendment filed as of February 9, 2005.

10.5           License Agreement for the acquisition of technology.

10.6           Contribution Agreement.

14.1 Code of Ethics. Incorporated by reference from our Form 10-SB filed as of May 4, 2004.

16.3           Letter on change in certifying accountant.

21. Our Subsidiaries. Incorporated by reference from our Form 10-SB filed as of May 4, 2004.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act or 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGN MEDIA SYSTEMS, INC.
(Registrant)


/s/ Antonio F. Uccello, III
Antonio F. Uccello, III
Chief Executive Officer, President, Chief Financial Officer,
Chairman of the Board of Directors
March 30, 2005

/s/ Thomas Bachman
Thomas Bachman
Director
March 30, 2005

/s/ Stephen R. MacNamara
Stephen R. MacNamara
Director
March 30, 2005




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